4 April 2023

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH "[***]". SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

[***]

Artwork Delivery Address:
UOVO Delaware
101 Lake Drive
Newark, DE 19702



Yayoi Kusama
Infinity-Nets (TIT), 2001
Acrylic on canvas
35 x 46 inches

Purchase Price:	**USD $2,200,000**
Introductory Commission	**USD $50,000**
Total Due:	**USD $2,250,000***

Full payment due on or before close of business in New York on **28 April 2023**.
Payment shall be made in three (3) installments:

1. First Installment USD $200,000 on or before 7 April 2023;**
2. Second Installment USD $1,000,000 on or before 21 April 2023; and
3. Final InstallmentUSD $1,050,000 on or before April 28th 2023.

**Purchaser acknowledges that the sale is subject to the Terms and Conditions included with the Invoice as Exhibit A. Tax and related payments, if any, are the sole responsibility of the purchaser.*
***In the event of cancellation of sale, the First Installment will be retained as liquidated damages.*
**** Risk of Loss or Damage to the artwork will pass to the Purchaser upon collection by the Purchaser's shipping agent at the Artwork Delivery Address.*

Please reach out to a designated representative of Masterworks Gallery, LLC to verbally confirm wire instructions prior to payment.

Please transfer funds in USD to the following account:
[ADD FOR MW]

[Signature Page to Follow]

The undersigned acknowledges the sale is subject to this invoice and the accompanying Exhibits A-C listed below

SIGNED:______________________
By: [***]
Title: [***]

SIGNED:______________________
By: [***]
Title: [***]

Enclosures

- **Exhibit A:** **Terms & Conditions of Sale**
- **Exhibit B:** **Condition Report**
- **Exhibit C:** **Registration Card**

Exhibit A

Terms & Conditions

Terms and Conditions of Sale

These terms and conditions of sale ("***Terms and Conditions***") apply to the sale ("***Sale***") by any Masterworks entity (the "***Seller***") to a person or a company, acting as a professional or a non-professional (the "***Purchaser***"), of Yayoi Kusama, Infinity-Nets (TIT), 2001 (the "***Artwork***"). The Seller and the Purchaser are collectively referred to as the parties ("***Parties***") and individually referred to as a party ("***Party***"). The Purchaser and the Seller agree to be bound by the Terms and Conditions and the attached invoice ("***Invoice***"), which together form the full agreement between the Parties (the "***Purchase Agreement***"). Notwithstanding the foregoing, through its signature on this Purchase Agreement and the attached Invoice, the Purchaser authorizes [***] ("***Advisor***") to make any logistical and advisory decisions regarding the Artwork typical of an art advisory; but not any changes to payment terms or amount(s).

1. SALE OF THE ARTWORK. The Seller agrees to sell the Artwork to the Purchaser, and the Purchaser agrees to buy the Artwork from the Seller, subject to these Terms and Conditions.

2. PRICE OF THE ARTWORK. The Purchaser agrees to pay to the Seller the purchase price and any other cost indicated in the Invoice in full and cleared funds (the "***Price***").

3. STATEMENTS ABOUT THE ARTWORK. Unless otherwise explicitly set forth in this Purchase Agreement, all statements by the Seller as to the authenticity, attribution, description, date, age, provenance, title or condition of the Artwork constitute the Seller's knowledge and opinion only and are not warranted by the Seller. Notwithstanding the foregoing, Seller confirms that the Artwork is by Yayoi Kusama, and is accompanied by a Registration Card issued by the artist's studio issued December 16th, 2019 (the "***Registration Card***"). The Seller has no reason to believe that the Artwork is not as described on the Invoice and in this Purchase Agreement.

4. TAX AND FEES. The Purchaser shall be responsible for any taxes and or artist royalty arising from its acquisition and subsequent delivery of the Artwork, including without any value added tax, sales tax and any artist resale rights (ARR), if any. Payments to be made shall be made in cleared funds, without any deduction or set-off and free and clear of and without deduction for or on account of any taxes, levies, imports, duties, charges, fees and withholdings of any nature.

5. PAYMENT. The Purchaser shall pay the Price to the Seller to the bank account set out in the Invoice (or other bank accounts designated in writing by the Seller from time to time) in such amount(s) and at such time(s) as set forth in the Invoice. We may impose and retain a late charge of one and one-half percent (1.5%) per month on any amount you owe to Masterworks that is unpaid for more than ten (10) business days after we notify you.

6. TRANSFER OF TITLE. Title of the Artwork and right to possession shall pass to the Purchaser only after payment in full of the Price to the Seller and delivery of the Artwork to the Artwork Delivery Address (as defined on Page 1 of the Invoice). Purchaser shall thereafter enjoy the absolute ownership thereof.

7. RISK OF LOSS OR DAMAGE.

7.1 Risk of loss or damage to the Artwork will pass to the Purchaser upon collection by the Purchaser's shipping agent. Seller represents and warrants that the Artwork is in the same material condition as described in the Condition Report dated in February 7, 2022 and attached hereto as Exhibit 1 (the "***Condition Report***"). Upon receipt of the Artwork, Purchaser will have five (5) business days to inspect the Artwork to confirm condition, or will be deemed accepted. In the event of any material issue with condition, Buyer will provide written explanation of same (with detailed high resolution) images.

7.2 In the event of loss or damage to the Artwork that results in the depreciation of value, in the Seller's opinion, of less than fifty percent (50%), the Seller will repair and restore the Artwork at Seller's cost.

7.3 In the event of a loss that results in a depreciation in value, in Seller's opinion, of fifty percent (50%) or more, Purchaser may elect in writing to either: (i) have the Artwork repaired at Seller's cost; or (ii) cancel the sale of the Artwork, return the Artwork to Seller at Purchaser's cost, and receive a refund of the Price within ten (10) business days of return of the Artwork.

7.4 In the event of a loss for any reason, Purchaser's sole remedy against Seller will be the provisions set forth in this Section 7, and Purchaser irrevocably releases and discharge Seller, its insurers, agents, and affiliates, from and and all liability for loss of or damage other than as set forth herein. The limit of liability shall not exceed the Price, and under no circumstances shall Seller be liable for any incidental or consequential damages.

8. DELIVERY OF THE ARTWORK. Unless otherwise specified, the Purchaser agrees to pay all third-party costs and expenses relating, among other, to the packing, transporting, shipping, customs duties, applicable taxes, royal ties, and insuring of the Artwork for delivery to the Purchaser pursuant to these Terms and Conditions. Seller will release the Artwork to the Purchaser's designated shipper within five (5) business days of receipt of the entire Price in good and cleared funds.

9. REPRESENTATIONS AND WARRANTIES OF PURCHASER. The Purchaser represents and warrants that: (a) it complies with all applicable laws and regulations regarding this sale; (b) it has the capacity and power under applicable law of all relevant jurisdictions to enter into and perform the transaction hereby; (c) the funds used to pay the Price were obtained lawfully and the transactions contemplated hereby will not violate anti-money laundering and anti-terrorism financing laws, (d) it is acting (and is purchasing the Artwork) in its own name and on its own behalf; and (e) all information (including about its identity and its address) is true and correct and undertakes to advise the Seller promptly of any changes.

10. REPRESENTATION AND WARRANTIES OF SELLER. (a) Seller represents and warrants that: (i) it is now, and will be at the time of any sale, acting as the owner of the Artwork and has full legal authority to enter into this Purchase Agreement; (ii) it holds good, valuable and marketable title to the Artwork; (iii) the Artwork is free of any liens or claims of others and will remain so at the time of any sale; (iv) to the best of Seller's knowledge, the Artwork is authentic, that is, the Artwork was created by the artist indicated on this Purchase Agreement; and (v) where the Artwork has been imported into the United States, Seller represents and warrants that to the best of Seller's knowledge, the Artwork has been lawfully imported into the United States and lawfully exported as required by the laws and regulations of any country in which it was formerly located. (b) The benefits of the representations, warranties, covenants and indemnities contained in this Purchase Agreement shall survive completion of the transaction contemplated by this Agreement, including without limitation transfer of the Artwork to the Purchaser. Notwithstanding anything to the contrary herein, Seller's representation, warranty and indemnification relating to the authenticity of the Artwork shall extend to the Purchaser of record, and to no other party, for a period of five (5) years from the date that Masterworks receives the full amount of the Price. (c) For the avoidance of doubt, the Parties acknowledge that Masterworks' standard business practices in the securitizations of artworks through a segregated portfolio of Masterworks Cayman SPC, as a single artwork owned by an individual Delaware LLC shall not, in any way, invalidate or negate any of the representations warranties guarantees, or obligations under this Purchase Agreement.

11. TERMINATION. The Seller has the right to terminate this Purchase Agreement and cancel the Sale by serving written notice on the Purchaser if: (a) the Purchaser fails to make any payment required pursuant to the terms of the Invoice and/or these Terms and Conditions, and such failure is not remedied within ten (10) business days after a written notice is sent to the Purchaser by the Seller, and (b) if the Purchaser breaches any term, condition, representation or warranty of these Terms and Conditions. In case of termination, any sum previously paid by the Purchaser will be forfeit.

12. MISCELLANEOUS.

12.1 The Purchaser agrees that it has no right to sell the Artwork or receive the Artwork before it has been paid for in full and any such sale shall be deemed null and void.

12.2 Following payment of the full Price by the Buyer, Masterworks will pay an introductory commission of fifty thousand U.S. Dollars ($50,000) to Advisor pursuant to a separate written agreement (the "***Introductory Commission***").

13. INDEMNIFICATION. Purchaser does hereby agree to indemnify, defend and hold Seller and its affiliates free and harmless from any and all demands, claims, suits, judgments, obligations, damages, losses, or other liability asserted or alleged against Seller and or its affiliates as well as all reasonable attorney or other professional fees and other reasonable costs, fees and expenses, suffered or incurred by, or asserted or alleged against Seller or its affiliates arising by reason of, or in connection with, the breach or alleged breach by Purchaser of any provision of these Terms and Conditions, or the actual or alleged falsity or inaccuracy of any representation or warranty by Purchaser contained in this Agreement.

14. WAIVER. No failure or delay by the Seller in exercising any right, power or privilege shall impair the same or operate as a waiver of same, nor shall any single or partial exercise of any right, power or privilege preclude any further exercise of same or the exercise of any other right power or privilege. The rights and remedies provided in these Terms and Conditions are cumulative and not exclusive of any rights and remedies provided by law.

15. SEVERANCE. If any provision of these Terms and Conditions is prohibited by law or judged by a court to be unlawful, void or unenforceable, the provision shall, to the extent required, be severed from these Terms and Conditions and rendered ineffective as far as possible without modifying the remaining provisions of these Terms and Conditions, and shall not in any way affect any other circumstances of or the validity or enforcement of these Terms and Conditions.

16. GOVERNING LAW AND JURISDICTION. This Purchase Agreement, and all matters arising out of or relating to this Agreement, shall be governed and construed in accordance with the laws of the State of New York, without regard to its conflict of laws provisions. Any dispute arising under or related to this Purchase Agreement shall be resolved in the New York State Supreme Court, New York County or in the United States District Court for the Southern District of New York. This Purchase Agreement may be executed in counterparts, including by PDF or facsimile, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

Exhibit B

Condition Report

MASTERWORKS

Exhibit C

Registration Card